EXHIBIT 99.1

News Release dated February 26, 2018, Suncor Energy closes purchase of additional interest in Syncrude

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars, unless otherwise noted

Suncor Energy closes purchase of additional interest in Syncrude

Calgary, Alberta (Feb. 26, 2018) – Suncor today announced it has closed the transaction to purchase a 5% interest in Syncrude from Mocal Energy.

The US$730 million, or approximately Cdn$925 million, purchase price is subject to closing adjustments and is based on an effective date of Jan.1, 2018.

Through this transaction Suncor’s share in the Syncrude joint venture has increased from 53.74% to 58.74%. The Syncrude joint venture partners are Suncor (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%) and Nexen Oil Sands Partnership (7.23%).

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com